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Exhibit 12.2

Computation of Ratio of EBITDA to combined fixed charges

	For the Years Ended December 31,
	2007		2006		2005		2004		2003
EBITDA(1):
Net income	$238,958		$374,827		$287,913		$260,447		$292,157
Add: Interest expense(2)	627,732		429,807		313,053		232,918		194,999
Add: Depreciation, depletion and amortization(3)	99,427		83,058		75,574		67,853		55,905
Add: Joint venture depreciation, depletion and amortization	40,826		14,941		8,284		3,544		7,417

Total EBITDA	$1,006,943		$902,633		$684,824		$564,762		$550,478
Combined fixed charges
Interest expense(2)	$627,732		$429,807		$313,053		$232,918		$194,999
Preferred dividends	42,320		42,320		42,320		51,340		36,908

Total combined fixed charges	$670,052		$472,127		$355,373		$284,258		$231,907
EBITDA/Combined fixed charges(4)(5)	1.5	x	1.9	x	1.9	x	2.0	x	2.4	x

Explanatory Notes:

(1)
EBITDA should be examined in conjunction with net income as shown in the Company's Consolidated Statements of Operations. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is EBITDA a measure indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, it is an additional measure for the Company to use to analyze how its business is performing.

(2)
For the years ended December 31,2007, 2006, 2005, 2004 and 2003, interest expense includes $12, $194, $247, $458 and $626, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2007, 2006, 2005, 2004, and 2003, depreciation, depletion and amortization includes $423, $2,599, $3,084, $7,138 and $8,482, respectively, of depreciation and amortization reclassified to discontinued operations.

(4)
The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million.

(5)
The ratio for 2007 includes a $134.9 million non-cash charge associated with the impairment of two credits accounted for as held-to-maturity investment securities.

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  Exhibit 12.2
Computation of Ratio of EBITDA to combined fixed charges